

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2010

Via Fax & U.S. Mail

Mr. Joel Stohlman
President and Chief Executive Officer
Laufer Bridge Enterprises, Inc.
3276 Buford Drive
Building 104, Suite 320
Buford, Georgia 30519

> **Re: Laufer Bridge Enterprises, Inc.**
> **Form 10-K for the year ended September 30, 2009**
> **Filed January 13, 2010**
> **File No. 333-149177**

Dear Mr. Stohlman:

We have reviewed your filing and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 8-K filed 7/28/2009

1. We note your disclosures in Form 8-K filed on 7/28/2009 regarding the reverse acquisition that occurred on 7/22/2009. It appears that you have not filed audited financial statements for Creative. Please file an amended Form 8-K as soon as possible to provide the required information. Furthermore, confirm with us and disclose in the amended Form 8-K the fiscal year ended that was adopted by the company.

Form 10-K for the year ended September 30, 2009

2. Please explain to us in greater detail the business and economic reasons for the reverse merger transaction, and tell us whether any related party relationships existed prior to the transaction. As part of your response, please tell us whether any consideration (other than the shares of Creative) was given to Mr. and Mrs. Laufer as part of the transaction. If no other consideration was exchanged other than the share of Creative, please explain why. Furthermore, please clarify for us the ownership in the company the Laufer's retained, if any, post merger. Also, please clarify for us and in future filings the number of shares of Creative that were exchanged as part of the reverse merger transaction, and any other details that will facilitate an investor's understanding of the transaction and current business. We may have further comment upon reviewing your response.

Risk Factors, page 9

3. In the fifth Risk Factor, you indicate that you have not yet completed your assessment of the effectiveness of your internal controls over financial reporting. In addition, the third to the last Risk Factor, indicates that your internal controls may be inadequate because of your limited resources and personnel. However, Item 9, suggests otherwise, as you have stated that your principal executive and principal financial officer concluded that the disclosure controls and procedures were effective. Please advise us of the reasons for these inconsistent disclosures or revise your financial statements accordingly. We may have further comment upon reviewing your response.

Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations

Operations, page 17

4. Please ensure the amounts in your summary of operations agree to those in the financial statements in all future filings.

5. Under Operations, you merely state the components of revenues and expenses. In future filings, please discuss the reasons for fluctuations from period to period. Specifically, provide a discussion of changes in each material line item in the consolidated statement of operations with a detailed analysis of each significant factor (quantified as practicable) that contributed to the overall material change in the specific line item.

Liquidity, page 17

6. Generally, liquidity should be discussed on both a long-term and short-term basis. See Item 303 (a) of Regulation S-K, Instruction 5. Accordingly, expand your disclosure to discuss the consequences to the Company in the event you are not able to attain profitable operations or not being able to attain profitable operations.

Consolidated Balance Sheet

Note 2-Summary of Significant Accounting Policies

j. Revenue Recognition, page F-8

7. Your revenue recognition policy appears to refer only to the sale of products which has yet to commence. Please expand your revenue recognition policy to include the method for which you recognize revenue associated with your bridge operations which represents your entire current revenue stream.

g. Goodwill, page F-8

8. We note that the company has substantially no financial resources, has sustained operating and net losses for all periods, and in the current period, the auditor's report included an explanatory paragraph stating that there is substantial doubt about the entity's ability to continue as a going concern. In light of these negative factors, supplementally advise us and expand your disclosure, to indicate the significant assumptions and methodology used in determining that there was no goodwill impairment as of September 30, 2009.

Other/Related Party

9. We note under "Item 2- Properties" that your President provides office space that also serves as your principal address. Please tell us and revise your notes to the financial statements in future filings to include all related party transactions, such as any transactions pertaining to free rent provided by a majority shareholder or any similar arrangement and provide the disclosures required by ASC 850-10-50. Also, to the extent that you were provided the use of facilities by a principal shareholder free of charge, we would expect the fair value of such arrangements to be reflected as an expense and a capital contribution in the Company's financial statements pursuant to the guidance in SAB Topic 5:T. Please advise or revise as appropriate.

10. In Item 10 you indicate that Mr. Stohlman currently devotes 25% of his time to the company and will devote substantially more once the Creative Product line becomes available. It is not clear whether the financial statements include compensation at fair market levels for services provided by this executive. If they do not, the notes to the historical financial statements should provide quantified disclosure of the significant

compensation arrangements with related parties that resulted in below-market compensation expense.

11. We also note that Mr. and Mrs. Laufer resigned from all executive positions but remain as employees managing your bridge game operations. Similar to the previous comment, to the extent the financial statements do not include compensation at fair market levels for services provided by them, the notes to the historical financial statements should provide quantified disclosure of the significant compensation arrangements with related parties that resulted in below-market compensation expense.

Note 4-Note Payable, page F-11

12. Please revise your balance sheet to identify this note payable as a related party.

13. Furthermore, supplementally advise us and expand this note to describe the details of the accounting for the convertible note and subsequent conversion of a portion of it. We may have further comment upon reviewing your response.

Forms 10-Q for the Periods ended December 31, 2009, 3/31/2010, and 6/30/2010

14. We note you have had material issuances of shares of common stock subsequent to year-end. For example, we note the issuance of 101,100,000 shares of common stock to your officers in November 2009 and 108,900,000 shares of common stock during the most recent interim period presented. In this regard, to the extent you have material changes to equity, please include statements of stockholder's equity with appropriate footnote disclosure including the nature, terms and accounting for such transactions. Please confirm your understanding of this matter and that you will comply in future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

15. In Form 10-K for the year ended September 30, 2009, you disclose that Creative's initial product line will be introduced in the last half of 2010. Please provide detailed disclosures in all future filings to provide an update on the status of the development of Creative's product lines, and launching of the products.

Other

16. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions at (202) 551-3750.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile: Joel Stohlman
(212) 644-6498